Mail Stop 3561

June 6, 2008

W. Howard Lester
Chairman and Chief Executive Officer
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

> **Re: Williams-Sonoma, Inc.**
> **Form 10-K for Fiscal Year Ended February 3, 2008**
> **Filed April 3, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 9, 2008**
> **File No. 001-14077**

Dear Mr. Lester:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 3, 2008
Item 1A. Risk Factors, page 6

1.   Please revise the sub-heading for each risk factor to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as "We experience fluctuations in our comparable store sales" and "We must successfully manage our internet business." Please revise this section throughout to succinctly state in your subheadings the risks that result from the facts or uncertainties.

2.   Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or to any offering." For example, the risk you disclose under "We must successfully identify and analyze factors affecting our business, anticipate changing consumer preferences and buying trends, and manage our inventory commensurate with customer demands" could apply to nearly any issuer in your industry and even in other industries. If you elect to retain these and other general risk factors in your annual report, you must clearly explain how they apply to your industry or the company.

Item 7. Management's Discussion and Analysis
Overview, page 21

3.   We note that you appear to have unusually high inventory levels at February 3, 2008. We also note your discussion of the current challenging economic environment, and we read that you plan to drive down inventory levels in fiscal year 2008 by aggressively liquidating slow-moving inventory through your outlet stores and e-commerce websites. We have the following comments:

- In your 2008 Forms 10-Q, please ensure that your analysis of results provides transparency into the impact of any significant inventory liquidations to provide better context around any decreases in your gross margin. Please also discuss and quantify any significant inventory impairments and, if possible, address your current expectations for further declines in gross margin or impairments for the remainder of the fiscal year. To the extent that declining gross margins are more prevalent for certain brands, please address this in your MD&A analysis as part of providing your investors with a view of the company through the eyes of management, and consider whether you should reassess your aggregation of operating segments into reportable segments.

- To the extent that you are able to offset any decreases in your gross margins with reductions to your selling, general and administrative expenses, please also discuss and quantify the underlying factors that allowed you to reduce your selling, general and administrative expenses.

- Please expand your Critical Accounting Policy on inventory reserves to more specifically address the uncertainties and variabilities related to the current economic environment. Please also quantify the sensitivity of your inventory reserve estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Refer to Section V of our Release No. 33-8350.

- Please show us what the above disclosures will look like.

Results of Operations, page 23

4.   We note your repeated reference to the fact that fiscal year 2007 contained an additional week when compared to fiscal years 2006 and 2005. In future filings, please quantify the impact of the additional week for each of the income statement line items that you discuss, at the segmental level if possible, as we believe this provides your readers with important context for understanding the changes in your results. Additionally, where you list multiple factors that contributed to a change in your results, please quantify the impact of *each* factor, where possible, to provide your investors with insight into the relative weight of each factor.

5.   We note your analysis of cost of goods sold beginning on page 25 and your references elsewhere in the filing to the fact that about 60% of your merchandise purchases are foreign-sourced. To the extent that the weakening U.S. dollar results in significantly increased costs for this merchandise, please discuss this matter and quantify the impact on your cost of goods sold.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 32
Does the Compensation Committee compare the company's compensation practices to those of other companies? page 35

6.   We note the disclosure on page 35 of the 19 public retail companies comprising the proxy data peer group for fiscal 2007. We also note the disclosure on page 36 that proxy data was reviewed with respect to the Chief Executive Officer's recommendations for fiscal 2008. Please confirm that the proxy data peer group did not change from fiscal 2007 to fiscal 2008, or disclose any changes.

How are annual incentives determined? page 36
What are the criteria considered in awarding annual incentives? page 37

7.   Please disclose the "target bonus" amounts for your named executive officers.   In addition, please disclose the Company Objective used for determining annual incentive awards for fiscal 2007. To the extent you believe disclosure of the "target bonus" and the Company Objective are not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K. If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

8.   We note the disclosure on page 38 that "only a portion" of the target bonus amount was paid for Fiscal 2007. Please specify how much was paid as a percentage of the target bonus. In addition, please disclose whether the negative discretion as applied by the

compensation committee was determined on an aggregate basis for all executive officers or whether such discretion was applied on an individual basis.

How is the Chief Executive Officer compensated? page 40

9. Please briefly describe objectives against which Mr. Lester's performance was judged at the Compensation Committee meeting on March 11, 2008.

Committee Reports, page 43

10. Please include the information required by Item 407(e)(5)(ii) of Regulation S-K, including the names of the compensation committee members.

Certain Relationships and Related Transactions, page 48

11. Please include the information required by Item 404(b) of Regulation S-K.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director